FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Grandview Gold Inc (the “Issuer”) 330, Bay Street, Suite 820 Toronto M5H 2S8 Ontario

Item 2.	Date of Material Change

May 28, 2008

Item 3.	News Release

The Issuer issued a press release on May 28, 2008. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer report that it is very pleased to announce the appointment of Mr. Toby Hughes, P.Geol, P.Geo (NWT/Nunavut, Manitoba, Ontario) as Vice President Exploration.

Item 5.	Full Description of Material Change

The Issuer report that it is very pleased to announce the appointment of Mr. Toby Hughes, P.Geol, P.Geo (NWT/Nunavut, Manitoba, Ontario) as Vice President Exploration.

“I am very happy to welcome my long-time colleague and respected geologist Toby Hughes back into the Company fold,” says Grandview President and CEO Paul Sarjeant, P.Geo. “Toby was Grandview’s Chief Geologist prior to my arrival 18 months ago before he left to explore consulting opportunities in China, and North and South America. His return as VP Exploration is very good news for the Company, our shareholders and also our geological team. Toby’s vast experience and knowledge of Ontario, Manitoba and Nevada mineral exploration will significantly enhance our exploration programs and his previous time with us only adds to his value.”

As Chief Geologist for Grandview from 2006 through February, 2007, Mr. Hughes was instrumental in developing the initial drill programs for the successful Dixie Lake Project (“Dixie Lake”) in Red Lake, Ontario as well as the initial compilation work done on the Rice Lake gold belt in Manitoba. His remarkable resume chronicles successful minerals exploration and discovery projects throughout the world with particular emphasis on and interest in Archean greenstone geology, including time spent in the Red Lake Gold

Camp working as a consultant to Goldcorp Inc.

One of the first orders of business for Mr. Hughes will be to interpret the results of the 2007 and early 2008 Dixie Lake drill programs to more precisely define parameters for geologists returning to the project this field season. After visiting Dixie Lake and other Red Lake and Rice Lake Gold District properties he will join Grandview geologists in the field at the Pony Creek Project on Nevada’s Carlin Trend.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
President and CEO
416-486-3444
www.grandviewgold.com

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, Canada this 11th day of November, 2008.

Grandview Gold Inc.

“Paul Sarjeant"

Paul Sarjeant
President and CEO of the Issuer